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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SYNOPSYS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

871607 10 7
(CUSIP Number of Class of Securities of Underlying Common Stock)

Aart J. de Geus
Chief Executive Officer
Synopsys, Inc.
700 E. Middlefield Road
Mountain View, California 94043
(650) 584-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Rex S. Jackson, Esq. Chris K. Sadeghian, Esq. 700 E. Middlefield Road Mountain View, California 94043 (650) 584-5000	Timothy J. Moore, Esq. John T. McKenna, Esq. Cooley Godward LLP 5 Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
*
No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

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third party tender offer subject to Rule 14d-1.

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Issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        Attached are (i) Synopsys, Inc.'s Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for its Annual Meeting of Stockholders to be held on May 23, 2005 and the related materials filed with Securities and Exchange Commission in conjunction with the Notice of Annual Meeting of Stockholders and Definitive Proxy Statement (the "Proxy Materials"); (ii) a communication to employees of Synopsys from Aart J. de Geus, Chief Executive Officer, regarding the submission of the proposed Option Exchange Program for approval by Synopsys' stockholders; (iii) a communication to managers of Synopsys regarding the proposed Option Exchange Program and the filing of the Proxy Materials; and (iv) employee frequently asked questions regarding the Option Exchange Program (the "Communication Materials").

        The Proxy Materials and the Communication Materials do not constitute an offer to holders of options to purchase Synopsys' common stock to exchange their options. In the event Synopsys' stockholders approve the Option Exchange Program, the Option Exchange Program may be commenced at such time as determined in the discretion of Synopsys' Board of Directors, which may choose not to implement the Option Exchange Program.

        At the time the Option Exchange Program has commenced, Synopsys will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. Synopsys will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Option Exchange Program. Synopsys stockholders and option holders will be able to obtain these written materials and other documents filed by Synopsys with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission's website at www.sec.gov.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1	Definitive Proxy Statement for 2005 Annual Stockholders Meeting
99.2	Text of a message to Synopsys employees from Aart J. de Geus, Chief Executive Officer of Synopsys, posted on Synopsys' intranet on April 19, 2005
99.3	Text of an email message to Synopsys managers, dated April 19, 2005
99.4	Employee Frequently Asked Questions (FAQ), dated April 19, 2005

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  ITEM 12. EXHIBITS.